1450 Centrepark Boulevard, Suite 210
West Palm Beach, FL 33401
(561) 207-9600

July 21, 2016

VIA EDGAR SUBMISSION Mr. Jay Ingram Legal Branch Chief Office of Manufacturing and Construction United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Platform Specialty Products Corporation
Registration Statement on Form S-3
Filed July 12, 2016
File No. 333-212480

Dear Mr. Ingram:

We are writing in response to the comments we received from the staff (the "Staff") of the Securities and Exchange Commission by letter dated July 19, 2016 (the "Comment Letter") regarding the above-referenced filing of Platform Specialty Products Corporation (the "Company").  For ease of reference in this letter, the heading and numbered paragraph correspond to the heading and paragraph number contained in the Comment Letter. To facilitate your review, we have also reproduced below the text of the Staff's comment in italics directly above the Company's response.

General

1.
Please be advised that we will not be in a position to take action on the registration statement until you have resolved all outstanding staff comments on your Form 10-K for the fiscal year ended December 31, 2015.

The Company acknowledges the Staff's comment and has responded today to the Staff's separate letter dated July 19, 2016 relating to the Company's Form 10-K for the fiscal year ended December 31, 2015 (the "Form 10-K"). The Company will not request acceleration of the effective date of its pending registration statement on Form S-3 (File No.333-212480) until it has resolved all outstanding Staff's comments on the Form 10-K.

* * *

If you or any other members of the Staff have any questions with respect to the foregoing, please contact me at (561) 207-9604 or Flora R. Perez, Esq. at (954) 768-8210.

Very truly yours,

/s/ John E. Capps
John E. Capps
Executive Vice President, General Counsel and Secretary

cc:     Flora R. Perez, Esq., Greenberg Traurig, P.A.